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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B),(C)
AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

(Amendment No.     )*

NEOMAGIC CORPORATION

(Name of Issuer)
Shares of Common Stock, par value $.001 per share

(Title of Class of Securities)
640497103
(CUSIP Number)
December 18, 2001

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    /x/      Rule 13d-1(c)

    / /      Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  640497103

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
LINKUP SYSTEMS CORPORATION

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
1,532,591[1]

		(6)	Shared Voting Power
—

		(7)	Sole Dispositive Power
1,532,591[1]

		(8)	Shared Dispositive Power
—

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,532,591[1]

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
5.8%[2]

(12)	Type of Reporting Person (See Instructions)
CO

1
Includes 160,000 shares of Common Stock that have been deposited in an escrow account until approximately December 18, 2002, which shares will not be available for sale by the reporting person until that date. Under certain circumstances, these 160,000 shares may be reacquired by the Issuer but, until such time, the reporting person holds all voting rights with respect to such shares.

Based on 26,285,102 shares of Common Stock outstanding at October 31, 2001, as reported on the Issuer's quarterly report on Form 10-Q filed December 12, 2001.

ITEM 1.

(a)	Name of Issuer
NeoMagic Corporation

(b)	Address of Issuer's Principal Executive Offices
3250 Jay Street, Santa Clara, California 95054

ITEM 2.

(a)	Name of Person Filing
LinkUp Systems Corporation

(b)	Address of Principal Business Office or, if none, Residence
P.O. Box 5323, Santa Clara, California 95056

(c)	Citizenship
LinkUp Systems Corporation is a Delaware Corporation

(d)	Title of Class of Securities
Common Stock, par value $.001 per share

(e)	CUSIP Number
640497103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:
(a)	/ /	Broker or dealer registered under section 15 of the Exchange Act;
(b)	/ /	Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	/ /	A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	/ /	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
1,532,591

(b)	Percent of class:
5.8%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
1,532,591

	(ii)	Shared power to vote or to direct the vote
—

	(iii)	Sole power to dispose or to direct the disposition of
1,532,591

	(iv)	Shared power to dispose or to direct the disposition of
—

    Instruction:  For computations regarding securities which represent a right to acquire an underlying securitiy see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  / /.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    160,000 shares of the 1,532,591 shares of the Issuer's Common Stock beneficially owned by the reporting person have been deposited in an escrow account until approximately December 18, 2002, which 160,000 shares will not be available for sale by the reporting person until that date. Under certain circumstances, these 160,000 shares may be reacquired by the Issuer but, until such time, the reporting person holds all voting rights with respect to such shares. Shares of Issuer Common Stock or other equity securities issued or distributed by the Issuer in respect of such 160,000 shares will also be held in escrow. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock beneficially held by the reporting person.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

    Not Applicable

ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2001
Date

/s/ Christina Ma
Signature

Christina Ma—Acting Chief Financial Officer
Name/Title

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SIGNATURE